                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Tender Offer described herein is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Australia or any other jurisdiction outside Italy in which the Tender Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Telecom Italia will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Tender Offer, in or from any of the foregoing jurisdictions.

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia Securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger offer, such as in open market or privately negotiated purchases.  Telecom Italia will disclose information about any such purchases through public announcements.

TELECOM ITALIA EXTENDS PARTIAL CASH TENDER FOR TELECOM ITALIA MOBILE ORDINARY SHARES AND CASH TENDER OFFER FOR ALL TELECOM ITALIA MOBILE SAVINGS SHARES TO UNITED STATES

Milan, December 22, 2004 - Telecom Italia S.p.A. announces that Telecom Italia’s cash tender offer for 2,456,534,241 TIM ordinary shares at a price of €5.60 per share and its cash tender offer for all 132,069,163 TIM savings shares at a price of €5.60 per share (the “Tender Offer”) will also be extended to holders of TIM ordinary shares and TIM savings shares in the United States.

As part of the announcements dated December 7, 2004 and December 13, 2004, Telecom Italia had originally stated that the tender offer would not be made available to persons in the United States.

The Tender Offer will continue to be unavailable to persons in Canada, Japan, Australia or any other jurisdiction outside Italy in which the Tender Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.

For the convenience of holders of TIM ordinary and savings shares in the United States, a copy of Telecom Italia’s announcement dated December 13, 2004 is attached to this press release.

PRESS RELEASE

NOTIFICATION SUBMITTED TO CONSOB REGARDING THE INTENT TO MAKE A PARTIAL VOLUNTARY CASH TENDER OFFER FOR ORDINARY SHARES, AND A VOLUNTARY CASH TENDER OFFER FOR ALL TELECOM ITALIA MOBILE SAVINGS SHARES

Market Disclosure pursuant to article 37, clause 2 of CONSOB Regulation no. 11971/1999

Milan, December 13, 2004 – Telecom Italia announces that it has notified (hereafter the “Notification”) the Italian Securities and Exchange Commission (hereafter “CONSOB”) pursuant to article 102, clause 1 of Decree Law no. 58/1998 regarding the company’s intent to make a voluntary partial cash tender offer for ordinary shares (hereafter the “Offer for Ordinary Shares”) and a voluntary cash tender offer for all savings shares (hereafter the “Offer for Savings Shares”) of its subsidiary company Telecom Italia Mobile. The Offer for Ordinary Shares and the Offer for Savings Shares, although distinct transactions, are referred to collectively herein, for definitional purposes, as the “Offer”.

The Offer is being made as part of a global restructuring program of the Telecom Italia Group, the guidelines of which were approved by the Telecom Italia and TIM Boards of Directors on December 7, 2004, which includes the merger by incorporation of TIM into Telecom Italia (hereafter the “Merger”). As part of the Merger plan, and prior to the Merger becoming effective, TIM is to transfer its domestic Italian mobile telephone business operations to a wholly-owned TIM subsidiary. This transfer would entail the new company taking over TIM’s licenses for the provision of mobile telephone services in Italy. At the time of the Merger, TIM would thus own 100% of the new company to which the Italian mobile telephone business will be transferred and TIM International, a holding company for equity stakes in mobile telephone companies operating outside Italy. On completion of the Merger, Telecom Italia would then take over direct ownership of 100% of both companies’ share capital, and consequently manage and coordinate their operations.

The Telecom Italia and TIM Boards of Directors, assisted by their respective financial advisors and following discussions concerning the determination of the exchange ratios, have set, based in part on the assessments of their respective advisors,  the following share exchange ratios: (i) 1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for every TIM ordinary share with a par value of €0.06, without any cash adjustment (hereafter the “Ordinary Share Exchange Ratio”); and (ii) 2.36 Telecom Italia savings shares with a par value of €0.55 per share for every TIM savings share with a par value of €0.06, without any cash adjustment (hereafter the “Savings Share Exchange Ratio”).

Once the Offer has been successfully completed, the exchange ratios for TIM ordinary and savings shares will be formally approved, pursuant to Art 2501 et seq. of the Italian Civil Code, by Telecom Italia’s and TIM’s respective Boards of Directors, at meetings which are expected to be called by the end of January 2005.

After the Merger has been completed, TIM ordinary and savings shareholders who did not accept the Offer and who retained their shares until completion of the Merger (and, in the case of TIM ordinary shareholders, who retained until completion of the Merger any shares that were tendered but not accepted by Telecom Italia as a result of the proration process) will be allocated, respectively, Telecom Italia ordinary shares on the basis of the Ordinary Share Exchange Ratio, and Telecom Italia savings shares on the basis of the Savings Share Exchange Ratio.

If the number of shares tendered is less than the thresholds outlined in sub-paragraphs (b) and (c) under “Conditions” below, the Telecom Italia Board of Directors will assess whether it would nevertheless be appropriate to continue with the restructuring plan and proceed with the implementation of the Merger.

Telecom Italia currently holds, both directly and indirectly through Telecom Italia Finance S.A., 4,748,305,519 Telecom Italia Mobile ordinary shares, representing 56.30% of the company’s ordinary share capital, and 55.43% of TIM’s total share capital. Telecom Italia does not hold any Telecom Italia Mobile savings shares. Telecom Italia Mobile also currently holds 897,835 ordinary shares as treasury stock.

The Consideration

The consideration offered by Telecom Italia (hereafter the “Consideration”) is equal to €5.60 per TIM ordinary or savings share.

The Consideration reflects, for TIM ordinary shares, a premium of approximately 19% over the official stock market price on November 3, 2004 (30 days prior to the suspension of  trading in TIM ordinary shares), and a premium of approximately 8% over the official stock market price on December 3, 2004, the last day of trading in TIM ordinary shares prior to the suspension of trading.

As regards TIM savings shares, the Consideration reflects a premium of approximately 21% over the official stock market price on November 3, 2004 (30 days prior to the suspension of trading in TIM shares), and a premium of approximately 4% over the official stock market price on December 3, 2004, the last day of trading in TIM savings shares prior to the suspension of trading.

Financing and guarantees

In order to finance the transaction, corresponding to an outlay of €14,496,179,062.40 (hereafter the “Aggregate Maximum Amount”), Telecom Italia will use up to €2,500,000,000 of its own funds.

Telecom Italia will deposit €2,500,000,000 in an escrow account at J.P. Morgan Chase N.A.. Pursuant to irrevocable instructions issued by Telecom Italia and accepted by the bank, J.P. Morgan Chase N.A. will use this sum exclusively in the name and for the account of Telecom Italia in payment of the portion of the Consideration that Telecom Italia is to pay from its own funds.

A pool of Italian and international banks, led by J.P. Morgan plc as Global Coordinator, MCC S.p.A. - Capitalia Gruppo Bancario, Mediobanca Banca di Credito Finanziario S.p.A., Unicredito Italiano S.p.A. and Banca Intesa S.p.A. as Mandated Lead Arrangers, and J.P. Morgan Europe Limited as loan agent, has granted Telecom Italia a line of credit for a maximum aggregate amount of €12,000,000,000, to be used to pay the portion of the Consideration, less the amount disbursed by Telecom Italia, to be paid out by Telecom Italia under the terms of the Offer for Ordinary Shares and the Offer for Savings Shares.

In order to guarantee performance of the obligation to pay the portion of the Consideration not disbursed by Telecom Italia using its own funds, the financing banks will, for each Bank’s portion of the financing, receive from Telecom Italia irrevocable instructions, which the banks have committed to accept, to pay the coordinators for the collection of Offer acceptances all sums necessary for the payment of the portion of the Consideration not disbursed by Telecom Italia from its own funds, up to the aggregate maximum available amount of €12,000,000,000. The coordinators for the collection of Offer acceptances will commit themselves to use this amount exclusively, in the name and for the account of Telecom Italia, to make payment of the portion of the Consideration (for shares transferred by way of acceptance of the Offer and acquired by Telecom Italia) that is not disborsed by Telecom Italia from its own funds.

Number of shares for which the cash tender offer is made

The Offer for Ordinary Shares is made for 2,456,534,241 TIM ordinary shares (hereafter “Ordinary Shares”) with a par value of €0.06 per share, representing 29.13% of the TIM’s ordinary share capital and 28.68% of TIM’s total share capital as of December 7, 2004 (the day on which Telecom Italia’s Board of Directors approved the launch of the Offer).

This amount represents two thirds of TIM’s outstanding ordinary shares as of December 7, 2004, less all ordinary shares held directly or indirectly by Telecom Italia, including the 897,835 ordinary shares held by TIM as treasury stock as of that date.

The Offer for Savings Shares is made for 132,069,163 TIM savings shares (hereafter the “Savings Shares”) , with a par value of €0.06 per share, representing the entire savings share capital and approximately 1.54% of TIM’s total share capital as of December 7, 2004.

If the number of shares tendered in the Offer for Ordinary Shares exceeds the maximum number for which the Offer fo Ordinary Shares is made, Telecom Italia will prorate the number of Ordinary Shares accepted.

Conditions

The Offer is subject to the conditions precedent that:

(a)

subsequent to the date on which the Offer Document is published, and up until the publication of a notice in which Telecom Italia will announce either the satisfaction of these conditions or the exercise of its right to waive them (hereafter the “Notification”), there have not occurred, in Italy or internationally, extraordinary events (for instance, exceptional events that seriously impact political, financial, economic, currency and/or market conditions), events regarding Telecom Italia’s or the Telecom Italia Group’s financial, balance sheet, economic, fiscal, regulatory, corporate or legal situation of such nature as to substantially affect TIM’s balance sheet, economic situation and/or financial condition or, on a consolidated basis, that of the TIM Group, as compared with the situation reported in TIM’s interim financial statements as of September 30, 2004; or any changes to applicable law which would limit or in any event be prejudicial to the acquisition of the Ordinary Shares and/or Savings Shares, or to the exercise of ownership rights and/or the exercise of voting rights and of other rights associated with the Ordinary Shares and/or the Savings Shares by Telecom Italia;

(b)

the number of shares tendered in the Offer for Ordinary Shares is such that Telecom Italia is able to acquire the ownership of at least 1,637,689,494 Telecom Italia Mobile ordinary shares;

(c)

the number of shares tendered in the Offer for Savings Shares is such that Telecom Italia is able to acquire the ownership of at least 88,046,109 Telecom Italia Mobile savings shares.

Telecom Italia retains the right to waive any or all of the above conditions.

If the number of shares tendered is less than the thresholds outlined in sub-paragraphs (b) and (c) above, the Telecom Italia Board of Directors will assess whether it would nevertheless be appropriate to continue with the restructuring plan and proceed with the implementation of the Merger.

Offer Period

The Offer Period is expected to commence in the first week of January 2005 and end in the third week of January 2005. A detailed Calendar will be agreed with the Italian Stock Exchange (Borsa Italiana S.p.A.) pursuant to applicable regulations.

International Markets

The Offer described herein is not being, and will not be made, directly or indirectly, in or into the United States of America, Canada, Japan, Australia, or any other jurisdiction outside Italy (the Other Countries) in which any tender offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Telecom Italia will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Offer is not being, and will not be, made directly or indirectly, through the facility of any securities exchange, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Japan, Australia, or any of the Other Countries, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to acquire or an offer for the sale of securities in the United States, Canada,  Japan, Australia, or any of  the Other Countries. The Offer referred to herein will be made in those jurisdictions in which it is made solely on the basis of the offer documents and their attachments, pursuant to the terms and conditions contained therein.

Advisors and brokers

Telecom Italia’s financial advisors for the Offer are JP Morgan Chase Bank and MCC – Capitalia Gruppo Bancario. The company has also been advised by Banca Intesa S.p.A..

Banca Intesa S.p.A., MCC – Capitalia Gruppo Bancario and Unicredit Banca Mobiliare S.p.A. are acting as coordinators for the collection of Offer acceptances.

* * * *

Telecom Italia

Media Relations

+39 06 3688 2610

www.telecomitalia.it/stampa

                           Cautionary  Statement  for Purposes of the "Safe Harbor" Provisions of the
                      United States Private Securities Litigation Reform Act of 1995.

                           The Private Securities Litigation  Reform  Act  of  1995  provides a "safe harbor" for forward-looking statements. The press release included in this Form
                      6-K contains certain forward-looking statements, including, but not limited to, discussion  of  the  post-transaction capital structure, cash flow  and  credit profile  of  the Telecom  Italia  Group,  and  the  changing  dynamics  of  the marketplace, including continuing developments in technologies.  Actual results may differ materially  from  those projected or implied in such forward-looking statements. Such forward-looking  information  involves risks and uncertainties that could significantly affect expected results  and  are based on certain key assumptions.

                           The  following  important factors could cause the Telecom  Italia  Group's actual results to differ  materially  from  those  projected  or implied in any forward-looking statements:

                         * the impact and consequences of the proposed transaction on our  cash flow and results of operations, as a result of the significant increase in our debt levels if the proposed cash tender offers are successfully completed which  may  affect  our  ability  to  take  advantage of other investment opportunities and our ability to successfully  achieve  previously stated
                           debt reduction targets;

                         * the  continuing impact of increased competition in a liberalized  market, including  competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

                         * the ability  of  the  Telecom  Italia  Group to introduce new services to stimulate increased usage of its fixed and  wireless  networks  to offset declines  in  its  fixed-line  business  due to the continuing impact  of regulatory  required  price reductions, market  share  loss  and  pricing pressures generally;

                         * the continuing impact of rapid or "disruptive" changes in technologies;

                         * the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

                         * the  impact  of  regulatory  decisions  and  changes  in  the  regulatory environment;

                         * the impact of political  and  economic  developments  in  Italy and other countries in which the Telecom Italia Group operates;

                         * the impact of fluctuations in currency exchange and interest rates;

                         * Telecom Italia's ability to successfully roll out its UMTS  networks  and services  and  to realize the benefits of its investment in UMTS licenses and related capital expenditures;

                         * Telecom Italia's ability to successfully implement its internet strategy;

                         * the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
                           America and in Europe;

                         * the amount and timing  of  any  future  impairment  charges  for  Telecom
                           Italia's licenses, goodwill or other assets; and

                         * the impact of litigation or decreased mobile communications usage arising from  actual  or  perceived  health  risks  or other problems relating to mobile handsets or transmission masts.

                           The foregoing factors should not be construed  as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to  place  undue reliance on such  forward-looking  statements,  which  speak  only  as of the date  hereof.
                      Telecom Italia undertakes no obligation to release publicly  the  result of any revisions  to  these  forward-looking  statements which may be made to  reflect events or circumstances after the date hereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 22th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager